Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

RBC Capital Markets, LLC

200 Vesey Street

New York, New York 10281

January 19, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	One Equity Partners Open Water I Corp. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-251925)

Dear Mr. Jones:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of One Equity Partners Open Water I Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on January 21, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 1,330 copies of the preliminary prospectus dated January 19, 2021 (the “Preliminary Prospectus”) as of January 19, 2021 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Frank McGee
Name: Frank McGee
Title: Managing Director

RBC Capital Markets, LLC

By:	/s/ Michael Ventura
Name: Michael Ventura
Title: Managing Director, Equity Capital Markets

[Signature Page to Acceleration Request Letter]